UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Entertainment Gaming Asia Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29383V206

(CUSIP Number)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29383V206

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 29383V206

1	NAME OF REPORTING PERSONS EGT Entertainment Holding Limited (formerly known as Elixir Group Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29383V206

1	NAME OF REPORTING PERSONS Mr. Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON CO

INTRODUCTORY NOTE: This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Melco International Development Limited (“Melco”), a Hong Kong-listed company, EGT Entertainment Holding Limited (formerly known as Elixir Group Limited) (“EGT Entertainment”), a Hong Kong corporation indirectly wholly owned by Melco, and Mr. Ho, Lawrence Yau Lung (“Mr. Ho”), a citizen of Canada (each of the foregoing a “Reporting Person” and, collectively, the “Reporting Persons”). This Schedule 13D/A represents Amendment No. 3 to the statement on Schedule 13D with respect to the Issuer filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on December 2, 2014 and Amendment No. 2 filed with the SEC on April 18, 2017 (the “Existing 13D”), and amends and, with respect to the information set forth herein, supersedes the Existing 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Existing 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

It is anticipated that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US $12.5 million will be required for the Proposed Transaction (as described in Item 4 below). It is anticipated that any funds necessary for the Proposed Transaction will be provided by Melco’s cash on hand.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 5, 2017, Melco submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) for the acquisition of all of the outstanding Common Stock of the Issuer not already owned by EGT Entertainment or its affiliates, for US $2.35 per share, in cash via tender offer (the “Proposed Transaction”). The proposed consideration represents a 42.4% premium over the closing price of the Common Stock on April 18, 2017, the last full trading day before the Reporting Persons filed an amendment to Schedule 13-D disclosing that Melco was considering making an offer, through EGT Entertainment or another wholly owned subsidiary, to acquire all of the outstanding shares of Common Stock not already owned by EGT Entertainment or its affiliates for a price in the range of approximately US $2.10 to $2.25 per share.

The Proposal is subject to a number of conditions, including the valid tender of at least a majority of the issued and outstanding Common Stock, excluding Common Stock owned by EGT Entertainment or its affiliates. However, the consummation of the Proposed Transaction will not be subject to a financing condition, as any funds necessary for the Proposed Transaction will be provided by Melco’s cash on hand.

If the Proposed Transaction is completed in the manner described in the Proposal, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Capital Market.

The summary of the Proposal in this Schedule 13D/A is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 5.

Melco intends to have further discussions and other communications with the Issuer and the Board and may also have discussions and other communications with other persons or entities (including other stockholders of the Issuer) regarding the Proposed Transaction or any other transaction(s) involving the Issuer. In the course of such conversations, Melco may suggest actions that could result in, among other things, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The description of the Proposal under Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding an additional exhibit as set forth on the Exhibit Index hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2017	MELCO INTERNATIONAL DEVELOPMENT LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

May 5, 2017	EGT ENTERTAINMENT HOLDING LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

May 5, 2017	HO, LAWRENCE YAU LUNG

	By:	/s/ HO, LAWRENCE YAU LUNG

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit No.

5.	Proposal to the Issuer’s board of directors dated as of May 5, 2017.